UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________

Commission file number 1-9305

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

STIFEL FINANCIAL CORP.
One Financial Plaza
501 N. Broadway
St. Louis, Missouri 63102-2188

Issuer's telephone number, including area code 314-342-2000

Stifel, Nicolaus Profit Sharing 401(k) Plan

EIN 43-0538770 PN 001

Accountants' Report and Financial Statements

December 31, 2007 and 2006

Stifel, Nicolaus Profit Sharing 401(k) Plan

December 31, 2007 and 2006

Contents
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	10

Report of Independent Registered Public Accounting Firm

Administrative Committee
Stifel, Nicolaus Profit Sharing 401 (k) Plan
St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits of Stifel, Nicolaus Profit Sharing 401 (k) Plan as of December 31, 2007 and 2006 , and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Stifel, Nicolaus Profit Sharing 401 9k) Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statement taken as a whole.

 /s/ BKD, LLP

St. Louis, Missouri
June 27, 2008

Federal Employer Identification Number: 44-0160260

Stifel, Nicolaus Profit Sharing 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006

Investments, At Fair Value	$110,198,167	$ 92,440,497
Receivables
Employer's contribution	14,885	10,955
Participants' contribution	198,407	130,619
	213,292	141,574
Net Assets Available for Benefits	$ 110,411,459	$ 92,582,071

Stifel, Nicolaus Profit Sharing 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2007 and 2006
	2007	2006

Investment Income
Net appreciation in fair value of investments	$7,603,147	$ 5,898,792
Interest and dividends	1,950,660	1,180,832
Net investment income	9,553,807	7,079,624

Contributions
Employer	1,492,567	1,279,600
Participants	13,992,439	11,956,950
Rollovers	2,544,156	116,549
	18,029,162	13,353,099

Total additions	27,582,969	20,432,723

Deductions
Benefits paid directly to participants	9,743,625	7,193,084
Administrative expenses	9,956	50,840

Total deductions	9,753,581	7,243,924

Net Increase	17,829,388	13,188,799

Net Assets Available for Benefits, Beginning of Year	92,582,071	79,393,272
Net Assets Available for Benefits, End of Year	$ 110,411,459	$ 92,582,071

Stifel, Nicolaus Profit Sharing 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006

Note 1: Description of the Plan

The following description of Stifel, Nicolaus Profit Sharing 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the plan administrator.

General

The Plan is a defined contribution plan sponsored by Stifel, Nicolaus & Company, Incorporated and affiliates (the "Company") for the benefit of its employees who meet the eligibility provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Prudential Retirement Insurance and Annuity Company ("Trustee") is the trustee and custodian of the Plan.

Contributions

Each year, the Company contributes a percentage of eligible participant contributions as determined by the Company's Board of Directors. For the years ended December 31, 2007 and 2006, the Board elected to match 50% of the first $2,000 contributed by each participant.

In addition, each year the Company may make a discretionary contribution based on profitability. Discretionary contributions are allocated to the participants employed on the last day of the Plan year on the basis of participants' compensation. There were no discretionary contributions in 2007 or 2006.

Participants may contribute an amount from 1% to 100% of their eligible compensation in increments of 1%. Contributions are subject to certain limitations.

Participant Investment Account Options

Investment account options available include various pooled separate accounts, mutual funds, a guaranteed account, the common stock of the Company's parent and a self-directed brokerage account. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's contributions and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Stifel, Nicolaus Profit Sharing 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006

Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in the Company's contributions portion of their accounts plus earnings thereon is based on years of service. A participant is fully vested after three years of service. The nonvested balance is forfeited upon termination of service. Forfeitures are used to reduce the Company's contributions and then, to the extent any forfeitures remain, reallocated to participants' accounts.

Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum amount equal to the vested value of his account, net of any outstanding loan balance. Upon death, a participant's account is paid in a lump sum to the designated beneficiary.

Participant Loans

The Plan document includes provisions authorizing loans from the Plan to active eligible participants. The minimum amount of a loan shall be $1,000. The maximum amount of a participant's loan is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholdings or by check. Interest on the loans is based on local prevailing rates as determined by the plan administrator.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Stifel, Nicolaus Profit Sharing 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006

Valuation of Investments and Income Recognition

Pooled separate accounts are valued at estimated fair value as provided by the Trustee. The mutual funds, common stock and self-directed brokerage account are stated at fair value based upon quoted market prices. The Prudential Guaranteed Income Account is valued at contract value which equals fair value. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan offers a fully-benefit responsive investment contract with Prudential as an investment option to Plan participants. Prudential maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Prudential. Contract value represents contributions made by participants, plus interest at a specified rate determined semiannually. There is no market value adjustment upon discontinuance of a contract and no specific securities in the general account that back the liabilities of these contracts. As there are no known cashflows that could be discounted, the fair value for these contracts is equal to the contract value.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The stated rate of return of the contract was 3.65 % for the years ended December 31, 2007 and 2006.

Plan Tax Status

The Plan has not obtained or requested a determination letter from the Internal Revenue Service. However, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Stifel, Nicolaus Profit Sharing 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006

Note 3: Investments

The Plan's investments are held by Prudential Retirement Insurance and Annuity Company. The following table presents the Plan's investments. Investments that represent 5% or more of total plan assets in either year are separately identified.
	2007	2006
Investments at Fair Value

Common Stock
Stifel Financial Corp.	$ 19,095,131	$ 13,191,313

Mutual Funds
American Funds Investment Company of America	11,751,161	11,324,624
American Funds Growth Fund of America	6,682,559	4,511,938
Other	595,857	- -

Self-Directed Brokerage Account	9,162,628	8,108,160

Investments at Estimated Fair Value

Pooled Separate Accounts
Small Cap Growth/Timessquare Fund	8,003,719	7,311,990
Large Cap Value/Wellington Management	7,194,928	7,082,033
International Value/LSV Asset Management	7,814,547	6,995,282
Other	24,129,859	19,613,122

Investments at Contract Value Which Equals Fair Value

Prudential Guaranteed Income Account	12,960,509	12,335,184

Investments at Cost Which Approximates Fair Value

Participant Loans	2,807,269	1,966,851

Total investments	$ 110,198,167	$ 92,440,497

Stifel, Nicolaus Profit Sharing 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006

During the years ended 2007 and 2006, the Plan's investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by $7,603,147 and $5,898,792, respectively, as follows:
	2007	2006

Investments at Fair Value
Mutual funds	$(85,967)	$ 1,655,051
Stifel Financial Corp. common stock	4,731,120	633,852
Self-directed brokerage account	639,975	967,863

Investments at Estimated Fair Value
Pooled separate accounts	2,318,019	2,642,026

Net appreciation in fair value	$ 7,603,147	$ 5,898,792

Interest and dividends realized on the Plan's investments for the years ended 2007 and 2006 were $1,950,660 and $1,180,832, respectively.

Note 4: Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50% or more of such an employer or relatives of such persons.

Stifel, Nicolaus Profit Sharing 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006

Active participants can purchase the common stock of Stifel Financial Corp., the parent of the Company, from their existing account balances. At December 31, 2007 and 2006, participants held 363,232 and 336,256 shares, respectively.

The Plan invests in certain funds of the Trustee. The Plan paid $9,956 and $50,840 of record keeping fees to the Trustee during 2007 and 2006, respectively. The Company provides certain administrative services at no cost to the Plan and pays certain accounting and auditing fees related to the Plan.

Note 5: Subsequent Event

During the first quarter of 2008, the assets of the Ryan Beck and Co., Inc. Employees' Profit Sharing & 401 (k) Savings Plan were rolled over into the Stifel, Nicolaus 401(k) Plan due to the related purchase of Ryan Beck and Co., Inc on February 28, 2007. The total assets rolled over from the Ryan Beck and Co., Inc. Employees' Profit Sharing & 401 (k) Savings Plan were $54,372,995.

On May 12, 2008, the Board of Directors authorized a 50% stock dividend, which will be made in the form of a three-for-two stock split to shareholders of record on May 29, 2008. Each shareholder will receive one additional share for every two shares owned on June 12, 2008. Cash will be distributed in lieu of fractional shares.

Note 6: Risks and Uncertainties

The plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Schedule

Stifel, Nicolaus Profit Sharing 401(k) Plan EIN 43-0538770 PN 001 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2007

Investment Type and Issuer(a)(b)	Description of Investment (c)		Current Value(e)

* Prudential Retirement Insurance and Annuity Company Pooled Separate Accounts
Dyden S&P 500 Index Fund	37,784	Units	$ 3,326,616
High Grade Bond/GSAM Fund	182,413	Units	2,942,312
International Growth/Artisan Partners	201,280	Units	3,707,929
Large Cap Growth/Wellington Management	251,855	Units	2,157,611
Large Cap Value/Wellington Management	470,639	Units	7,194,928
Mid Cap Growth/Artisan Partners	297,021	Units	4,406,249
Mid Cap Value/Wellington Management	162,894	Units	3,614,624
Small Cap Growth/Timessquare Fund	273,870	Units	8,003,719
Small Cap Value/MEA Fund	148,937	Units	3,974,518
International Value/LSV Asset Management	499,388	Units	7,814,547

* Prudential Guaranteed Income Account	3.65% %		12,960,509

* Stifel Financial Corp Common Stock	363,232	Shares	19,095,131

Mutual Funds
American Funds Investment Company of America Fund	357,068	Shares	11,751,161
American Funds Growth Fund of America Fund	197,943	Shares	6,682,559
American Funds Euro Pac Growth	1,580	Shares	80,376
American Funds Bond fund Class 5	1,306	Shares	17,060
Openheimer Funds Global Fund A	40	Shares	2,890
Openheimer Funds Developing Markets	1,822	Shares	88,635
Oakmark Funds Equity and Income	1,796	Shares	48,275
Lord Abbett Funds Small Cap Value	2,695	Shares	75,158
Lord Abbett Funds Mid Cap value	103	Shares	1,910
Davis Funds New York Venture	1,134	Shares	45,867
Alger Funds Mid Cap Growth	5,976	Shares	114,150
Fidelity Funds Contra Fund	1,662	Shares	121,536

Self-Directed Brokerage Account	9,162,628	Units	9,162,628

Participant Loans	5.0% - 10.0%		2,807,269

			$110,198,167

*Represents party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Stifel, Nicolaus Profit Sharing 401(k) Plan (Name of Plan)
Date: June 27, 2008	By: /s/ Bernard N. Burkemperrd N. Burkemper
Bernard N. Burkemper (Senior Vice-President / Review Committee)

STIFEL FINANCIAL CORP. AND SUBSIDIARIES
EXHIBIT INDEX

December 31, 2007

Exhibit Number	Description
23.1	Consent of BKD, LLP